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                                                                   EXHIBIT 99.D3

[LETTERHEAD OF CYCLOPSS CORPORATION]


Mr. J. Miles Branagan, Pres.
The Board of Directors
MDT CORP.
1009 Stratford Hall   Suite 200
Durham, North Carolina 27703

June 7, 1996



Gentlemen,

     I have been following the events and performance of MDT since the mutual introduction of our companys a number of years ago. Although we were unable to make any progress at establishing a relationship at that time, I have continued to monitor the activities of your company.

     I am relatively sure that MDT, on the other hand, has not been following our activities and/or the progress realized by CYCLOPSS in the successful development of several replacement sterilization, disinfection and sanitization technologies. These systems and products have been developed in response to the needs of our mutual customer, the medical and healthcare marketplace. These proprietary technologies with proven significant economic benefit provide the additional advantage of being environmentally benign.

     CYCLOPSS has also been fortunate in attracting investor capital when needed from sources aware that "old line" sterilizer manufacturers, such as MDT, have made little progress addressing the needs and requirements of our mutual marketplace for replacement technologies.

     The purpose of my ongoing interest in MDT's activities was in anticipation of a point in time wherein the historically unapproachable MDT would find itself more alert to the market potentials and product enhancements available via the formation of a strategic alliance with a new technology company such as CYCLOPSS. With the disclosure of the STERIS/AMSCO merger, I felt the time had come for MDT to be aggressively seeking new technology opportunities.


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     I was, therefore, surprised not only by the terms of the tender offer proffered by Getinge, but more by the realization that management supports such an offer. Even a cursory review of the financial information in the public documents raises questions, in our estimation, as to the "fairness" of the offer. I realize that we are without the benefit of an in-depth due diligence, but notwithstanding, we are of the opinion there is greater shareholder value than is represented by the GETINGE offer.

     The purpose of this correspondence is to notify you of the intent of CYCLOPSS CORPORATION's endeavor to construct and to proffer an alternative which we believe would provide short term share appreciation and long term growth for the shareholders of both MDT CORP and CYCLOPSS.

     It is or [sic] conclusion that effective management of the strengths, assets, world-wide infrastructure and credibility of MDT, revitalized by the successful integration and commercialization of the outstanding proprietary technologies of CYCLOPSS CORPORATION, can provide enhanced opportunity to our mutual shareholders.

     The anticipated offer will incorporate a replacement team of experienced turn-around crisis management personalities, with known talents and track records respected by the financial community, augmented by the entrepreneurial contributions of certain CYCLOPSS management.

     CYCLOPSS is currently mobilizing several investment bankers and corporate advisors in order to position the requisite financing pursuant to our intended plan, as well as to assure ongoing access to, and support by, the capital markets in substantiating our intended offer.

     It is our intent to be timely in the comprehensive presentation of this potential shareholder alternative.

                                      Sincerely

                                      /s/ William R. Stoddard

                                      William R. Stoddard
                                      President

cc:
The Board of Directors, CYCLOPSS
Ted Breck, Lehman Brothers